Exhibit 97

CODORUS VALLEY BANCORP, INC.

COMPENSATION RECOVERY POLICY

The Board of Directors (the “Board”) of Codorus Valley Bancorp, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Compensation Recovery Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below) or the commission of Misconduct (as defined below) by a Covered Executive (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”). The Policy supersedes that certain Clawback Policy on Recapture of Incentive Compensation adopted by the Board as of January 12, 2016 (the “Prior Policy”).

1.	Administration

Except as specifically set forth herein, this Policy shall be administered by the  Compensation Committee of the Board of Directors of the Company (the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the (i) full Board or such other committees of the Board, such as the Company’s Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committees’ responsibility and authority and/or (ii) the Company’s counsel.

Subject to any limitation of applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.	Definitions

As used in this Policy, the following definitions shall apply:

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including (i) any required accounting restatement to correct error(s) that are material to previously issued financial statement (commonly referred to as “Big R” restatements), or (ii) any restatement that corrects error(s) that are not material to previously issued financial statements, but would result in a material misstatement if the errors were either (a) corrected in the current period or (b) left uncorrected in the current period (commonly referred to as “little r” restatements).  [By way of further explanation, a “little r” restatement differs from a “Big R” restatement primarily in the reason for the error correction (as noted above), the form and timing of reporting, and the disclosure required. For example, a “Big R” restatement requires the company to file an Item 4.02 Form 8–K and to amend its SEC filings promptly to restate the previously issued financial statements.  In contrast, a “little r” restatement generally does not trigger an Item 4.02 Form 8–K, and the company is generally permitted to make any corrections the next time the company files the prior year financial statements.]

“Administrator” has the meaning set forth in Section 1 hereof.

“Applicable Period” means the three completed fiscal years immediately preceding the earlier of (i) the date the Board or the Company’s Audit Committee, concludes (or reasonably should have concluded) that an Accounting Restatement is required or (ii) the date a regulator, court or other legally authorized entity directs the Company to undertake an Accounting Restatement. The “Applicable Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence; except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year.

“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of “executive officer” set forth in Rule 10D-1 and the Listing Standards and such other officers as may be determined in the discretion of the Administrator or the Board.

“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.

“Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure and includes “non-GAAP” measures for purposes of Regulation G promulgated under the Exchange Act. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; operating net income, operating pre-tax pre-provision income, tangible book value, tangible book value without accumulated other comprehensive income (“AOCI”), tangible book value per share, tangible book value per share without AOCI, profitability or growth of one or more reportable segments; financial ratios (e.g., yield on loans, rates on deposits, efficiency ratio, net overhead ratio, nonperforming loans to total loans, nonperforming assets to total assets, loans to assets ratio, loans to deposits ratio; allowance for credit losses to total loans, net loan charge-offs to average loans); liquidity measures (e.g., capital, operating cash flow); return measures (e.g., net interest margin, return on assets, return on equity); earnings measures (e.g., earnings per share); any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. Examples of “Incentive-Based Compensation” include, but are not limited to: non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; other cash awards based on satisfaction of a Financial Reporting Measure performance goal; restricted stock awards, restricted stock units, performance share awards or units, stock options and stock appreciation rights that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal; and proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal. Examples of compensation that is not “incentive-based compensation” include, but are not limited to: salaries (except to the extent a salary increase is earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or branch acquisition or divestiture), or operational measures (e.g., opening a specified number of branches, completion of a project, increase in market share); and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures.

“Misconduct” means fraud, commission of a felony, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, material violation of any written agreement with or policies of the Company, or any other material breach of fiduciary duty injurious to the Company.

3.	Covered Executives; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning service as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange. This Policy does not apply to Incentive-Based Compensation received by a Covered Executive (x) while that person was serving in a non-executive capacity prior to becoming a Covered Executive or (y) who is a Covered Executive on the date on which the Company is required to prepare an Accounting Restatement but who was not a Covered Executive at any time during the performance period for which the Incentive-Based Compensation is received.

4.	Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, relating to the Applicable Period.

5.	Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had such compensation been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market (“Nasdaq”) and the Covered Executive(s).

6.	Method of Recoupment

The Administrator shall determine, in its sole discretion, the timing and method for reasonably promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (“IRC”) and the regulations promulgated thereunder, and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan, program or contract, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board  has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

•

The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;

•

Recovery would violate any law of the United States that was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on a violation of law, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

•

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the IRC and the regulations thereunder.

If litigation becomes necessary to collect any Erroneously Awarded Compensation recoverable under this Policy, the Company shall be entitled to recover from the Covered Executive(s) all of its reasonable attorneys’ fees and costs of enforcement or collection.

7.	Recovery Due to Misconduct

If the Administrator determines that a Covered Executive has committed Misconduct but such Misconduct does not result in an Accounting Restatement, the amount to be recovered and subject to recoupment or forfeited with respect to Incentive-Based Compensation not yet earned or received shall be determined by the Administrator and approved by the Board. The Administrator shall determine in its discretion, subject to Board approval, the timing and method for reasonably promptly recouping such Incentive-Based Compensation as a result of such Misconduct and effect recovery of such Incentive-Based Compensation from any amount payable to the Covered Executive including (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the IRC and the regulations promulgated thereunder, and (e) any other method authorized by applicable law or contract.

If litigation becomes necessary to collect any Incentive-Based Compensation being recouped as a result of a determination of the occurrence of Misconduct by a Covered Executive recoverable under this Policy, the Company shall be entitled to recover from the Covered Executive(s) all of its reasonable attorneys’ fees and costs of enforcement or collection.

8.	No Additional Payments

In no event shall the Company be required to award Covered Executives an additional payment if the Accounting Restatement results in a higher Incentive-Based Compensation payment.

9.	No Indemnification or Reimbursement of Covered Executives

Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse a Covered Executive for any loss under this Policy and in no event will the Company or any of its affiliates pay premiums or reimburse the Covered Executive for premiums he or she paid on any insurance policy that would cover a Covered Executive’s potential obligations with respect to Erroneously Awarded Compensation under this Policy.

10.	Administrator Indemnification

Any members of the Administrator, and any other members of the Board or officers of the Company who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

11.	Effective Date; Retroactive Application

This Policy shall be effective as of December  1, 2023  (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after October 2, 2023, even if such Incentive-Based Compensation was approved, awarded or granted to Covered Executives prior to October 2, 2023. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date. This Policy shall supersede and replace any existing policy, including, but not limited to, the Prior Policy, regarding the recovery of Erroneously Awarded Compensation or Incentive-Based Compensation subject to recovery or forfeiture due to Misconduct, previously approved by the Board.

12.	Acknowledgement by Covered Executives; Condition to Eligibility for Incentive-Based Compensation.

The Company will provide notice and seek acknowledgement of this Policy from each Covered Executive in the form attached hereto as Exhibit A, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, the Company must be in receipt of a Covered Executive’s acknowledgement as a condition to such Covered Executive’s eligibility to receive Incentive-Based Compensation awarded or received after such date. All Incentive-Based Compensation subject to this Policy will not be earned (other than for income tax purposes), even if already paid, until the Policy ceases to apply to such Incentive-Based Compensation and any other vesting conditions applicable to such Incentive-Based Compensation are satisfied.

13.	Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

14.	Other Recoupment Rights; Company Claims

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

15.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

16.	Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s Annual Report on Form 10-K.

EXHIBIT A

TO BE SIGNED BY THE COMPANY’S EXECUTIVE OFFICERS:

Compensation Recovery Policy Acknowledgment

The undersigned agrees and acknowledges that I am fully bound by, and subject to, all of the terms and conditions of the Codorus Valley Bancorp, Inc. (the “Company”) Compensation Recovery Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). Further, the undersigned agrees and acknowledges that the Policy supersedes that certain Clawback Policy on Recoupment of Incentive Compensation previously adopted by the Company as of January 12, 2016 (the “Prior Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, the terms of the Prior Policy or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, including but not limited to the 2017 Long-Term Incentive Plan, as amended, of the Company, the terms of the Policy shall govern. In the event it is determined by the Administrator that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By: ______________________________________               ____________________________

[Name]                                                                               Date

[Title]